April 24, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:      Northern Lights Fund Trust III (the “Registrant” or the “Trust”)

File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On February 12, 2025, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with Boyd Watterson Limited Duration Enhanced Income Fund (the “Fund”). In letters dated February 19 and March 12, 2025, we responded to comments that you provided to the Proxy Statement. On March 31, 2025, you asked us to supplement our response to Comment 7 to provide more detail as to what events led to the late filing of the Proxy Statement. We provided our supplemented response on April 11, 2025 along with a draft of the revised Proxy Statement.

On April 22, 2025, you provided the following additional comments. The Registrant has authorized Thompson Hine LLP to provide this response on its behalf.

Comment 8: In Proposal II, please clarify the disclosure in the last sentence of the first paragraph under the heading “Overview and Background” regarding the fees being held in an escrow account. The sentence is misleading because there is no current interim advisory agreement. Please confirm that that the fees being held in the escrow account goes back to time of the change of control, and not just to the end of the 150-day period since the change of control.

Response: The Registrant confirms that the monies in the escrow account represents all fees that Boyd Watterson would have earned since August 30, 2024 had it not undergone a change of control. The Registrant has revised the Proxy Statement to state the following:

The primary purpose of this proposal is to reimburse Boyd Watterson for its costs, plus interest, in providing investment advisory services to the Fund until the New Agreement is approved. At the August Board Meeting, in addition to approving the New Agreement, the Board also approved an Interim Advisory Agreement (the “Interim Agreement”). Rule 15a-4 under the 1940 Act permits an investment adviser to serve for up to 150 days under an interim agreement without the approval of

Mr. Alberto Zapata

April 24, 2025

shareholders when the advisory agreement is terminated in circumstances like the one presented here. ~~The advisory fees earned by Boyd Watterson under the Interim Advisory Agreement are being held in an escrow account until shareholders can approve the New Agreement.~~

Regrettably, the Interim Advisory Agreement expired on January 27, 2025, before this Proxy Statement was finalized and shareholders could vote on the New Agreement. ~~Each of~~ Trust counsel~~,~~ and the Trust’s administrator ~~and Boyd Watterson~~ had specific roles and responsibilities with respect to the completion and filing of this Proxy Statement. ~~Trust counsel prepared the document, the Trust’s administrator provided the shareholder information, and Boyd Watterson provided the details of the transaction that led to the change of control.~~ Each party focused on their part of the Proxy Statement~~. Regrettably~~ but unfortunately, no party was specifically tasked with ensuring the shareholder approval of the New Agreement was completed within 150 days of the change of control of Boyd Watterson. As a result, each party incorrectly assumed that the project was progressing to meet the requirement of shareholder approval within 150 days of the change of control of Boyd Watterson. The parties immediately recognized these process failures upon discovery of the lapse. ~~Because the Interim Agreement expired without the New Agreement being approved, Rule 15a-4 does not permit Boyd Watterson to recover its advisory fees held in escrow.~~ All of the advisory fees that Boyd Watterson would have earned since August 30, 2024 had it not undergone a change of control have been placed in an escrow account.

Under Rule 15a-4, if the New Agreement had not been approved by shareholders during the 150-day term of the Interim Agreement, Boyd Watterson would have been entitled to the lesser of (i) its costs, plus interest, incurred in managing the Fund under the Interim Advisory Agreement or (ii) the total amount in the escrow account.

Comment 9: In Proposal II, please refrain from using the undefined terms “BWLD” and “BWAM.”

Response: The Registrant will use “the Fund” and “Boyd Watterson” in place of “BWLD” and “BWAM” respectively.

Comment 10: In Proposal II, please supplementally confirm that the Registrant went back to the Board after the Board’s February Meeting to obtain its approval to seek “costs, plus interest, for the period from August 30, 2024 through the date of the Meeting” as set forth in the revised Proxy Statement. Is what is stated in the revised Proxy Statement the actual recommendation from the Board at its February Meeting, or did the Board recommend something broader?

Mr. Alberto Zapata

April 24, 2025

Response: The Registrant confirms that at the February Meeting, the Board determined that it was fair and equitable to ask the Fund’s shareholders to approve paying Boyd Watterson the fees it would have earned since August 30, 2024, or at a minimum, its costs, because the Fund’s shareholders benefited from Boyd Watterson’s uninterrupted service as investment adviser to the Fund. The Registrant has amended the Proxy Statement to state the following:

The Board acknowledged that since the termination of the Prior Agreement on August 30, 2024, the Fund’s shareholders received the advisory services described in the Prior Agreement from Boyd Watterson. The Board determined that it was fair and equitable to ask the Fund’s shareholders to approve paying Boyd Watterson, at a minimum, its costs, plus interest, in managing the Fund because the Fund’s shareholders had benefited from Boyd Watterson’s uninterrupted service as investment adviser to the Fund.

The Board of Trustees of the Trust, consisting entirely of Independent Trustees, recommends, at a minimum, that shareholders of the Fund vote “FOR” approval of paying Boyd Watterson’s costs, plus interest, for the period from August 30, 2024 through the date of the Meeting.

If you have any questions, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser